SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                   Under the Securities Exchange Act of 1934*


                                 PHH Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693320202
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Alan Fournier
                         Pennant Capital Management LLC
                            26 Main Street, Suite 203
                                Chatham, NJ 07928
                                 (973) 701-1100
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 12, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                             -------------------
CUSIP No. 693320202                                          Page 2 of 8 Pages
--------------------------------                             -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Pennant Capital Management LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,395,941
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,395,941
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,395,941
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                             -------------------
CUSIP No. 693320202                                          Page 3 of 8 Pages
--------------------------------                             -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Alan Fournier
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,395,941
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,395,941
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,395,941
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 5 to Schedule 13D further amends the Schedule 13D filed on March 22, 2007, as amended by Amendment No. 1 thereto filed on April 30, 2007, Amendment No. 2 thereto filed on June 20, 2007, Amendment No. 3 thereto filed on August 3, 2007, and Amendment No. 4 thereto filed on August 10, 2007 (all as amended by this Amendment No. 5, the "Schedule 13D") by Pennant Capital Management, LLC, a Delaware limited liability company ("Pennant Capital"), and Alan Fournier, a United States citizen ("Mr. Fournier," and together with Pennant Capital, the "Reporting Persons"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of PHH Corporation, a Maryland corporation (the "Issuer"). Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is amended and restated as follows:

     Funds for the purchase of the shares of Common Stock reported herein to be held by Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $144.94 million was paid to acquire the shares of Common Stock reported herein.

Item 4.   Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On August 12, 2008, the Reporting Persons received a determination (the "Determination Letter") by the New York State Insurance Department (the "Department"), pursuant to Section 1501(c) of the New York Insurance Law, that the Reporting Persons will not "control" (as defined in Section 1501(a)(2) of the New York Insurance Law) Atrium Insurance Corporation, a subsidiary of the Issuer ("Atrium"), if the Reporting Persons take certain investment actions described in such Determination Letter with respect to their investment in the Issuer, subject to the conditions stated therein. The Determination Letter is more fully described in Item 6 below.

     Subject to the conditions and limitations set forth in the Determination Letter, the Reporting Persons may in the future, without resulting in "control" of the Issuer or Atrium within the meaning of Section 1501(a)(2) of the New York Insurance Law, take such actions (within the parameters set forth in the Determination Letter) with respect to their investment in the Issuer as they deem appropriate, including purchasing shares of Common Stock or any of the Issuer's debt or other equity securities (including shares received upon conversion of the Notes as described above), entering into swap agreements or other arrangements relating to securities of the Issuer (which would expose the Reporting Persons to the economic benefits and risks of owning such securities or having sold such securities, without the actual acquisition or transfer of ownership), or selling or otherwise disposing of some or all of their shares of Common Stock or any of the Issuer's debt or other equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to above.

Item 5.   Interest in Securities of the Issuer

     Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a-b) Pennant Capital is the manager of each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd., and consequently has voting control and investment discretion over the securities held by each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. As of the date hereof, the Funds collectively hold 9.9% of the outstanding shares of Common Stock of the Issuer. Alan Fournier is the managing member of, and thereby controls, Pennant Capital. The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. The percentages used herein are based upon the 54,256,294 shares of Common Stock reported to be outstanding as of July 16, 2008 by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 8, 2008.

     (c) During the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the Issuer's offering of its 4.00% Convertible Senior Notes due 2012 (the "Notes") completed on April 2, 2008, the Funds acquired $25,000,000 in aggregate principal amount of the Notes. Pursuant to the Indenture governing the Notes, prior to October 15, 2011, holders of the Notes may convert the Notes only under limited circumstances beyond the control of such holders, including (i) if the Notes and Common Stock trade at certain ratios during a five business day period, (ii) if the Common Stock trades at certain amounts for 20 or more trading days in a period of 30 consecutive trading days in the preceding quarter or (iii) upon the occurrence of certain specified corporate events. Subsequent to October 15, 2011, the Notes may be converted regardless of circumstances. If the Notes become convertible, the principal amount of the Notes may only be converted to cash, and in certain limited circumstances the Issuer may opt to pay the excess over principal, if any, in cash, Common Stock or a combination of both.

     As disclosed in Item 4 above, the Reporting Persons received the Determination Letter on August 12, 2008, containing a determination by the Department, pursuant to Section 1501(c) of the New York Insurance Law, that the Reporting Persons will not "control", within the meaning of Section 1501(a)(2) of the New York Insurance Law, the Company or Atrium, if the Reporting Persons take certain actions described in the Determination letter with respect to their investment in the Issuer, subject to the conditions stated therein. In particular, if the Reporting Persons, holding no greater than a 9.99% voting interest in the Issuer, direct the Funds to acquire additional economic interests in the Issuer of up to 10%, resulting in a total economic interest in the Issuer of no greater than 19.99%, and continue to abide by certain commitments and meet certain conditions stated in the Determination Letter, the Reporting Persons will not be deemed to have "control" of the Issuer or Atrium as defined in Section 15(a)(2) of the New York Insurance Law. In accordance with commitments made by the Reporting Persons and conditions set forth in the Determination Letter, the Reporting Persons may acquire additional economic interests in the Issuer by (a) entering into swap arrangements under which the Funds are entitled to the economic benefits, and are subject to the economic risks, of owning shares of Common Stock, (b) acquiring convertible securities (including additional Notes) of the Issuer containing certain features limiting the rights of the Reporting Persons to exercise control or (c) obtaining prior approval from the NYS Insurance Department before directing the Funds to purchase or acquire voting stock or securities convertible into voting stock.

     The Determination Letter sets forth certain conditions and guidelines with respect to the transactions listed above. With respect to swap arrangements, such swaps (i) may not grant any voting rights to the Funds with respect to the Issuer, (ii) may not require the counterparty to the swap to acquire any shares of Common Stock and (iii) may provide for only cash settlement of the swap upon termination. With respect to the acquisition of convertible securities, such securities must contain certain restrictions limiting the rights of the Reporting Persons to exercise control over the Issuer, including limitations on voting power or veto rights regarding the election or compensation of directors or management of the Issuer, any control over the day-to-day management of the Issuer (including hiring decisions), or any rights to participate in the board of directors or management committees of the Issuer (except non-voting observation rights). If the convertible securities do not contain such features, the Reporting Persons would be required to take steps to restrict the rights of the Funds purchasing such convertible securities via a regulatory letter agreement setting forth such restrictions or to seek the Department's prior approval before directing the Funds to purchase such convertible securities.

     Furthermore, under the terms of the Determination Letter, the Reporting Persons may not purchase additional shares of voting stock if such stock would increase the voting interests held by the Funds to over 9.99% of the outstanding voting interests of the Issuer, unless prior approval of the Department is obtained. Similarly, the Reporting Persons may not convert the Notes currently held by the Funds, or any additional convertible securities of the Issuer acquired in the future, into voting stock if such conversion would increase the voting interests held by the Funds to over 9.99% of the outstanding voting interests in the Issuer, unless prior approval of the Department is obtained.

     The conclusions of the Department are limited to the facts as presented in the Determination Letter and by the continued adherence by the Reporting Persons to certain commitments and conditions set forth in the Determination Letter. The foregoing description of the Determination Letter is qualified in its entirety by reference to the text of the letter, which is attached hereto as Exhibit D and incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

Exhibit A:     Letter to the Board of Directors of PHH Corp dated April 30, 2007
               (previously filed)

Exhibit B:     Letter to the Board of Directors of PHH Corp dated June 20, 2007
               (previously filed)

Exhibit C:     Letter to the Board of Directors of PHH Corp dated August 10,
               2007 (previously filed)

Exhibit D:     Determination of Non-Control of Atrium Insurance Corporation,
               dated August 12, 2008, from New York State Insurance Department.


                         [Signatures on following page]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 15, 2008



                                        PENNANT CAPITAL MANAGEMENT LLC


                                        By: /s/ Alan Fournier
                                           -------------------------------------
                                           Alan Fournier, Managing Member




                                        By: /s/ Alan Fournier
                                           -------------------------------------
                                           Alan Fournier















               [SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D
                        WITH RESPECT TO PHH CORPORATION]